UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported)
February 28, 2008



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0169957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure.

On February 28, 2008, Charles R. (Skip) Hageboeck, President and CEO of City Holding Company ("the Company delivered a presentation regarding the Company's financial performance to a group of analysts and investors at the Keefe Bruyette & Woods 2008 Regional Bank Conference held in Boston, MA.

Copies of the slides used in the presentation will be available on the Company's web site at www.cityholding.com and are attached as Exhibit 99.1 and incorporated herein by reference.

This Report, including its exhibit, which is furnished under Section 7, Item 7.01 of Form 8-K, is not to be deemed an admission as to the materiality of any information in the Report that is required to be disclosed by Regulation FD.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1   Copy of slide presentation

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>February 28, 2008</u>   **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Chief Financial Officer

-2-



KBW Regional Bank Conference
Boston
February 28, 2008

Forward Looking Statements

This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates or decreased prepayments on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on this assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty in retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; and (12) the Company may experience difficulties growing loan and deposit balances. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.

City *Holding Company*



- **Total Assets at Dec 31, 2007**   **$2.5 bil**
- **Net Income in 2007**   **$51 mil**
- **Branches**   **69**
- **FTE**   **811**
- **Market Cap**   **$625 mil**
- **Institutional Ownership**   **51%**
- **Avg Daily Volume**   **$3.5 mil**

Key Markets


8% Market Share in Morgan, Berkeley & Jefferson Co. WV
$1.9 Billion
1st & 9% Market Share in Huntington WV/Ashland KY MSA
$3.7 Billion
2nd & 12% Market Share in WV's largest market; $4.7B
1st & 27% Market Share
$1.7 Billion
Ohio
West Virginia
Berkeley Springs
Martinsburg
Inwood
Charles Town
Clarksburg
Point Pleasant
Ripley
Chesapeake, OH
Huntington
Milton
Cross Lanes
Teays Valley
Charleston State Capitol
Montgomery
Marlinton
Beckley
Lewisburg
Hinton
70
79
68
77
81
64
25 Gatewater Road
Charleston, West Virginia 25313
(304) 769-1106
www.cityholding.com

Today's Themes:

- CHCO: **Consistently** superior results thru challenging times

- CHCO: **Conservative** operating platform

- CHCO: **Growing** and succeeding in slow-growth markets

- CHCO: **Value** in the Banking Sector

CHCO is <u>consistently</u> and <u>extraordinarily</u> profitable:

	2004	2005	2006	2007
Reported ROA	2.10%	2.09%	2.11%	2.03%
ROTE	23.2%	22.3%	22.4%	21.0%
Tangible Equity/TA	9.7%	9.5%	10.1%	9.7%
NIM	4.29%	4.49%	4.56%	4.34%
Efficiency Ratio	48.7%	46.7%	44.5%	45.9%
Non-Int Rev/Total Rev	33%	34%	34%	34%

Since 2003 CHCO faced "normalization" of provision and loss of PSL revenues:



Yet, strong bottom line results continue:



Previously Securitized Loans:

Core growth in revenues in 2003-2007 offset lower earnings from PSL balances

	2004	2005	2006	2007	2008 Projected	2009 Projected
Average Balances	$83.5 MM	$42.9 MM	$22.3 MM	$10.5 MM	$6.3 MM	$4.3 MM
Rate	17.4%	26.6%	42.2%	69.1%	91%	91%
Gross Interest Revenue	$14.5 MM	$11.4 MM	$9.4 MM	$7.3 MM	$5.7 MM	$4.1MM

Interest Rate Risk:

CHCO believes that it is well positioned with respect to interest rate risk:

Immediate Basis Point Change in Interest Rates	Estimated Increase of Decrease in Net Income between 1-12 months
+200 Bp	+3.4%
+100 Bp	+0.9%
-100 Bp	+0.5%
-200 Bp	+1.0%

Data: December 31, 2007

Prime-based Floors:
protect against falling rates

Notional	Prime Rate	Term Date
$100MM	8%	June 2011
$100MM	7.75%	May 2011
$50MM	6.75%	Nov 2009
$50MM	6.75%	Nov 2008
$100MM	6%	June 2010
$100MM	6%	June 2009

Interest Rate Risk Summary:

- CHCO is less dependent upon NII than its peers
  - Fee income in top 10% of peer group

- CHCO's balance sheet is traditionally asset-sensitive due to strong prime-based portfolio supported by core deposits

- CHCO insured against it's risk to falling rates with Prime based floors that hedge its traditional risk to falling rates

- CHCO's NIM has been stable at 4.34% during the last three quarters despite:
  - Decline in Previously Securitized Loans
  - Decline in Prime Rate for 8.25% to 6%

Asset Quality Trends:

A second challenge facing the banking industry in 2007/8

Net Charge-offs 2007

1. Predominantly Overdrafts

2. C/O's are improving

3. C/O's disproportionately associated with pre-turnaround loans



Charge-off Trends:



Pre-Turnaround Loans: Large source of Retail Loan Credit Issues

Mortgage Loans Originated Prior to July 2001

FICO	Total Balances 12/31/02	%	Total Balances 12/1/07	%
> 650	$228.3MM	41%	$48.7MM	48%
< 649	$333.7MM	59%	$52.1MM	52%
Total	$562.0MM	100%	$100.8MM	100%

CHCO experiencing Asset Quality Deterioration: Reflecting two large relationships which were placed on Non-accrual in the 1st & 2nd quarters



NPA's to Loans & OREO

Largest Non-performing Assets at 12/31/07

- **Loan #1** **$9 mil** **Homes at Greenbrier Resort**
  **4 spec homes and 3 lots; Borrower experiencing cash flow problems;
  Collateral & Guarantee dependent.**

- **Loan #2** **$3.4 mil** **Home at Greenbrier Resort**
  OREO Property. Home actively marketed.

- Loan #3 $1.3 mil Commercial R.E.
  Owner-occupied real-estate. Business going thru Bankruptcy.
  Full payment expected 2/22/08.

- **Loan #4** **$0.9 mil** **Rental Res. Real Estate**
  City took properties in lieu of foreclosure. Properties listed for sale.

- Loan $5 $0.6 mil Rental Real Estate
  **Rental Homes in Charleston;
  Already resolved in 2008 at small loss.**

- Loan #6 $0.5 mil Residence in Charleston
  Sold & Closing in 2008.

- **Loan #7** **$0.5 mil** **Residence in Ashland**
  OREO. Listed for sale

- **Loan #8** **$0.4 mil** **Small Apt Complex in Ohio**

- **Loan #9** **$0.3 mil** **Comm'l Real Estate in Ohio**
  80% LTV. 75% SBA Guar.

Past-Due Loans (30+ days)

Past-due loans show some trends toward deterioration but remain strong compared to peers:

	12/31/05	12/31/06	12/30/07
Residential	1.14%	0.76%	0.91%
Home Equity	0.37%	0.34%	0.63%
Consumer	2.32%	0.99%	0.86%
CMRE	0.11%	0.03%	0.26%
C&I	0.12%	1.47%	0.02%

Asset Quality Summary:

- Charge-offs are predominantly depository accounts
- Charge-offs have been decreasing, partly as poor quality loans originated prior to 2001 (former management team) run-off
- Increase in Non-performing Loans tied substantially to (2) loan relationships focused at the Greenbrier Resort
- Past-Due loans relatively low compared to peers
- CHCO has focused on real-estate secured lending - residential, home equity, commercial real-estate
- Most of CHCO's non-accrual assets are residential properties where loss exposures generally have lower bounds due to collateral
- Real estate prices: CHCO markets have been stable
- Mortgage lending: traditional portfolio ARM's

Although highly profitable, CHCO is conservatively positioned:

1. Conservative Loan portfolios

2. Strong Core Deposit Franchise

3. Highly Liquid

4. Strongly Capitalized

5. Strong Fee Income vs. NII

Conservative Loan Portfolio Mix

City Holding Company



1%
3%
40%
3%
19%
34%

- ☐ Residential Real Estate
- ☐ Home Equity
- ■ Consumer/Other
- ☐ Commercial
- ■ Depository
- ☐ PSL's

Loan to Deposits 87.9%

As of December 31, 2007

Peer Group



23%
64%
10
3%

- ☐ Residential Real Estate
- ☐ Home Equity
- ■ Consumer/Other
- ☐ Commercial

Loan to Deposits 94.5%

Sample of 250 publicly traded banks and thrifts with assets between $1-$10 billion as of December 31, 2006

Solid Loan Quality - 2007



As of December 31, 2007

Sample of 193 and 224 reporting publicly traded banks and thrifts with assets between $1 and $10 billion as of December 31, 2007

Liabilities: Low Cost and Stable Deposits



Data: December 31, 2007

CHCO's Cost of Funds Advantage:

	CHCO	Peers	Advantage
CD's	4.48%	4.70%	22 Bps
Interest Bearing Deposits	3.08%	3.77%	75 Bps
Total Deposits	2.60%	3.21%	61 Bps
Interest Bearing Liabilities	3.23%	3.98%	75 Bps



95th percentile

Data: 2007. Peers are 171 reporting publicly traded $1 to $10 billion banks

Favorable Revenue Profile for the current yield curve environment:

City Holding Company

91st percentile



34%

66%

- ■ Non Interest Income
- ■ Net Interest Income

*As of December 31, 2007. Non-interest income excludes security gains & gain on sale of Merchant Card Portfolio

Peer Group



22%

78%

- ■ Non Interest Income
- ■ Net Interest Income

Sample of 223 reporting publicly traded banks and thrifts with assets between $1 and $10 billion as of December 31, 2007

City is Highly Efficient



Efficiency Ratio

2004 Efficiency Ratio adjusted to eliminate $5.5 million in revenue from Legal Settlement and associated legal expenses of $500M; Peers: Sample of 225 reporting publicly traded banks and thrifts with assets between $1 to $10 Billion as of December 31, 2007

Strong Capital facilitates growth and provides opportunities for 2007:

	CHCO 12/31/07	Peer Median 9/30/07
Equity/Assets	11.8%	9.3%
Tang Equity/Tang Assets	9.7% *85th percentile*	7.2%
Leverage Ratio	10.3%	
Tier I Capital Ratio	14.1%	10.6%
Total Risk-based Capital Ratio	15.1%	12.0%

Source: SNL for 205 reporting publicly traded banks with total assets from $1 to $10 billion

Growth in slow-growing markets:

- Improvements/Additions to Retail Distribution System
- Commercial Lending/Small Business Banking/Cash Management
- Insurance
- Acquisition

Remaking City's Retail Distribution: Wal-Mart Strategy

- **Part of a Hub and Spoke distribution strategy**
- **Openings**
  - ◆ **Charleston - 2004**
  - ◆ **Huntington - 2004**
  - ◆ **Beckley - 2005**
  - ◆ **Ashland - 2005**
  - ◆ **Ripley - 2007**



Consolidations/Renovations/Relocations:
Our New Downtown Charleston Office
Housing Retail, Trust, Commercial & Private Banking
Opened 2006





October 2006: Opened Charles Town WV
(Eastern Panhandle Location)



Relocated in July 2007:
Martinsburg WV

(Eastern Panhandle Location)





November 2007: Bluefield WV-VA

- **Bluefield WV-VA**
  - **County Deposits: $1.7 billion**
  - **Branches: 50**
  - **Largest Market Competitors: BBT (27%), FCBC (26%)**



Hurricane, West Virginia: 2008



- **Putnam Co. WV**
  - **County Deposits: $761 MM**
  - **Branches: 18   CHCO Share: 12%**
  - **Largest Market Competitors: Putnam Co. Bank(50%), BB&T (10%)**



Commercial Loan Growth:
Historically 10%+



Growth in 2005 excludes Classic Acquisition

Business Lending Opportunity:

- City's financial strength was built upon its exceptional retail banking platform. As a result, City is under represented (40%) in commercial lending relative to peers (60%).

- City has launched a new small business lending initiative to address borrowing needs of smaller businesses.

- City has launched a new cash management initiative to address depository needs of larger business customers.

City Insurance Professionals

- **2006 Revenues**   **$2.3 million**
- **2007**   **$4.1 million**
- **New Strategies in 2007:**
    - **Appointed new leadership**
    - **Added Workers Compensation Department - 7 FTE**
    - **Added Personal Lines Department - 6 FTE**
    - **Opened Beckley WV Office**
- **Strategies for 2008 and beyond:**
    - **Continue to Build Personal Lines toward $3 million line of business**
    - **Add offices - Huntington, Lewisburg, Martinsburg, Teays Valley**
    - **Hire additional P&C and Health/Life Producers**
    - **Acquire agencies in communities served by CHCO**

Acquisitions:

$100MM to $500MM in assets

WV, SE Ohio, Eastern KY, I81 Corridor from VA thru MD, SW Pennsylvania


OH
Pomeroy
23
77
79
81
Martinsburg
Clarksburg
Pt. Pleasant
Ripley
Sutton
Ironton
Greenup
Chesapeake
Cross Lanes
WV
Ashland
64
Grayson
Huntington
Charleston
Montgomery
Marlinton
Paintsville
Beckley
KY
Lewisburg
Hinton

CHCO: Value in the Banking Sector

Capital Flexibility
- Dividends
  - Increased 10% in April 2004 to $0.88
  - Increased 13.6% in April 2005 to $1.00
  - Increased 12% in April 2006 to $1.12
  - Increased 10.7% in April 2007 to $1.24
  - Payout ratio in 2007: 40%
  - Announced Increase in April 2008 to $1.36
    - 9.7% increase
    - Dividend Yield of about 3.5%

- Share Repurchases
  - Tangible Capital @ 10.1% @ 12/31/2006
  - Purchased 1,314,112 shares in 2007 at average price of $36.70 (7.5% of outstanding)
  - Tangible Capital @ 9.7% @ 12/31/07
  - CHCO's strong profitability allows greater long-term share repurchase activity than peers

CHCO: Value in the Banking Sector

Pricing Metrics*:

- Price to Book: 213%
- Price to Tangible Book: 266%
- Price to 2008 Projected Earnings**   12.7x
- Institutional Ownership   51%

•Based on Price of $38.72(close of business 2/14/08)

** Based on Analyst estimates for 2008 of $3.06

CHCO: Consistently Superior Performance

- **Peer Group:** (branches, assets, income, market cap)
  - ◆ CBU, CTBI, FCF, FCBC, FFBC, FPFC, FNB, HNBC,NBTB, PEBO, PRK, PVSA, RBCAA, SASR, STBA,UBSH, UBSI, UVSP, VFGI, WSBC
- **2006 Peer Performance:**
  - ◆ EPS Growth 2005-2007: 3rd
  - ◆ ROA: 1st
  - ◆ Net Interest Margin: 1st
  - ◆ Efficiency Ratio: 2nd
  - ◆ Tangible Equity/Tangible Assets:1st
- **Still delivered top performance for shareholders:**
  - ◆ 1 Year Stock Performance: Best
  - ◆ 2 Year Stock Performance: Best

Questions?

